

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

March 24, 2008

**via U.S. mail and facsimile**

Daniel R. Dwight
President, and Chief Executive Officer and Director
Kronos Advanced Technologies, Inc.
464 Common Street, Suite 301
Belmont, Massachusetts  02478

>    **RE:    Kronos Advanced Technologies, Inc.**
>    **Form 10-KSB for the Fiscal Year Ended June 30, 2007**
>    **Filed September 28, 2007**
>    **Forms 10-QSB for the Fiscal Quarters Ended September 30, 2007 and**
>    **December 31, 2007**
>    **File No. 0-30191**

Dear Mr. Dwight:

    We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

    If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355.


                                        Sincerely,


                                        Terence O'Brien
                                        Accounting Branch Chief